July 18, 2019

Craig E. Fraser
President and Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976-3622

       Re: Windtree Therapeutics, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed June 24, 2019
           File No. 000-26422

Dear Mr. Fraser:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Brian Lee - Dentons US LLP